ESCADA

RECEIVED

2007 JUL -5 P 12:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

07024945

Aschheim/Munich, June 28, 2007

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

SUPPL

Dear Sirs,

Please find enclosed the following paper filings:

⇒ Ad-hoc release: ESCADA publishes half-year figures and decides on comprehensive structural optimizations leading to a significant loss after taxes for full fiscal year 2006/2007

⇒ Press release: ESCADA Group sets the stage for accelerated growth and higher profitability

⇒ Interim report: first six months of fiscal year 2006/2007

Yours faithfully,

ESCADA AG

Viona Brandt

Head of Investor Relations
http://investor-relations.escada.com

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

ESCADA AG MARGARETHA-LEY-RING 1 85609 ASCHHEIM/MÜNCHEN DEUTSCHLAND TELEFON +49 (0)89-99 44-0 TELEFAX +49 (0)89-99 44-11 11
SITZ DER GESELLSCHAFT MÜNCHEN HANDELSREGISTER HRB 74942 UST-IDNR DE 129273099 AUFSICHTSRATSVORSITZENDER PETER ZÜHLSDORFF
VORSTAND FRANK RHEINBOLDT (VORSITZENDER), BEATE RAPP, MARKUS SCHURHOLZ

BANKEN DEUTSCHE BANK AG, MÜNCHEN / BLZ 700 700 10, KTO-NR 1 675 222 DRESDNER BANK AG, MÜNCHEN / BLZ 700 800 00, KTO-NR 300 343 700
DZ BANK FRANKFURT A M / BLZ 500 604 00, KTO-NR 060 708 HYPOVEREINSBANK AG, MÜNCHEN / BLZ 700 202 70, KTO-NR 2 727 757
LRP MAINZ / BLZ 550 500 00, KTO-NR 110 143 625 WWW.ESCADA.COM

ESCADA

Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)
Quarterly figures/Structural measures

ESCADA AG **DE 0005692107**
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

ESCADA publishes half-year figures and decides on comprehensive structural optimizations leading to a significant loss after taxes for full fiscal year 2006/2007

Munich, June 28, 2007 – Over the first half of fiscal year 2006/2007 (reporting date: October 31) the ESCADA Group increased sales and earnings slightly against the same period of last year recording a moderate business performance overall. Group revenues for the women's luxury fashion manufacturer were up by 3.7%, climbing from last year's total for the period of 332.1 million Euro to 344.3 million Euro (currency adjusted: + 6.4%) At 37.6 million Euro, Group earnings before interest, taxes, depreciation and amortization (EBITDA) were up by 1.9% on the previous year (36.9 million Euro). Half-year earnings after taxes and minority interests came to 9.3 million Euro. Last year's half-year loss of -3.0 million Euro had been considerably affected by one-time expenses during the second quarter.

The Group recorded a sales plus of 10.7% for the second quarter of 2006/2007, up from 165.4 million Euro in Q2 of 2005/2006 to 183.1 million Euro in 2006/2007. At 16.0 million Euro, EBITDA was marginally below the figure of last year (Q2 2005/2006: 16.4 million Euro).

Looking ahead over the full fiscal year 2006/2007, the Board of Management reckons Group sales and consolidated EBITDA both to grow moderately in the single percentage point range against the prior year.

The Board of Management and the Supervisory Board have agreed on the implementation of a strategic program, called "ESCADA Excellence", for the years ahead in order to set the stage for accelerated growth and higher profitability. The program will concentrate on the following five strategic objectives: build up a strong and clear brand identity, create the accessories business, focus on core markets, rationalize the retail network and adjust the Group's organization and structure to the strategic objectives.

Furthermore, ESCADA's Board of Management has decided to execute structural optimizations in order to improve the Group's efficiency. The measures relate to management of the retail network, the organizational improvement of the subsidiaries and to the closing of contractual liabilities.

These structural costs will come to around 35 million Euro and will affect the Income Statement of the Annual Financial Statement 2006/2007. For the current fiscal year, the Board of Management furthermore estimates that the German company tax reform will have a negative effect on the Group as it will necessitate a re-valuation of capitalized deferred taxes leading to a write-down of around 14 million Euro. As a consequence of above two factors, the ESCADA Group will complete fiscal year 2006/2007 with a loss after taxes of approximately 25 million Euro.

Contact:
Viona Brandt
Investor relations
Phone: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

ESCADA Group sets the stage for accelerated growth and higher profitability

- **Moderate business performance during first half year 2006/2007**
- **New Supervisory Board and Board of Management conducted a critical review of ESCADA's operations and defined a strategic program, called "ESCADA Excellence", with five key objectives for the years ahead**
- **Board of Management has decided to execute important structural optimization measures**
- **The impact of these measures combined with negative effects from the German tax reform will result in a significant loss after taxes for full fiscal year**

Munich, June 28, 2007 – Over the first half of fiscal year 2006/2007 (reporting date: October 31) the ESCADA Group increased sales and earnings slightly against the same period of last year recording a moderate business performance overall.

Business performance during first half year 2006/2007

- Group sales for the first half year 2006/2007 were up by 3.7 % from 332.1 million Euro to 344.3 million Euro. Currency-adjusted this increase came to 6.4 %.

  The ESCADA business unit (ESCADA Collection, ESCADA Sport, ESCADA Accessories and ESCADA Licenses) recorded a slight plus of 0.4 % to 230.3 million Euro.

  The PRIMERA business unit (with the labels apriori, BiBA, cavita and Laurèl) managed to increase its sales by 12.9 % to 126.0 million Euro.

- The Group's gross profit margin fell by 2.0 percentage points to 62.6 %. This was mainly due to the effects of foreign-exchange rates and a lower full-price sell-through.

- Operating costs of 186.8 million Euro (personnel expenses plus other operating expenses) were down by 2.3 % from a year earlier (191.2 million Euro). This was due to the positive effects from process optimizations as well as to a positive impact of exchange rate changes on expenses.

- At 37.6 million Euro, Group earnings before interest, taxes and depreciation and amortization (EBITDA) were up by 1.9 % on the previous year (36.9 million Euro). The ESCADA business unit generated an EBITDA of 25.9 million Euro (prior year period: 26.5 million Euro). The PRIMERA Group increased its operative earnings to 11.7 million Euro (first half year 2005/2006: 10.4 million Euro: +12.5 %).

- The Group's earnings before taxes (EBT) came to 18.9 million Euro. The figure of the prior year (6.5 million Euro) had included one-time expenses of 11.5 million Euro here.

- Half-year earnings after taxes and minority interests came to 9.3 million Euro. Last year's half-year loss of -3.0 million Euro had been severely affected by the one-time expenses and negative impacts in the fiscal result due to the write down of deferred taxes in France.

Business performance of second quarter 2006/2007

- The Group recorded a sales plus of 10.7 % for the second quarter of 2006/2007, up from the 165.4 million Euro in the second quarter of 2005/2006 to 183.1 million Euro for 2006/2007. This increase is partly the result of sales being adjourned from the first into the second quarter.

- At 16.0 million Euro, EBITDA was marginally below the figure of last year (16.4 million Euro).

- ESCADA closed the quarter with a profit after taxes and minority interests of 2.4 million Euro (last year's quarter: -9.2 million Euro).

"ESCADA Excellence" – a program for growth and profitability

ESCADA's Board of Management has decided to implement a strategic program, called "ESCADA Excellence", for the years ahead. With this program, ESCADA responds to identified weaknesses such as:

slow increase in core sales, loss of market share, heavy recent investments in a non-efficient retail network, unclear brand and collections, failures in the accessories business, unclear ESCADA and PRIMERA organization structures.

The "ESCADA Excellence" program includes a host of measures that will allow to set the stage for accelerated growth and higher profitability.

The program will concentrate on five strategic objectives over the coming years:

1. Build up a strong brand identity with a clear Ready to Wear offer,
2. Create the accessories business, with the objective of generating 20 % of ESCADA brand sales,
3. Focus the strategy on the development of ESCADA's core markets (e.g. USA, Germany, China,....),
4. Rationalize and reposition ESCADA's retail network,
5. Adjust ESCADA Group's organization and structure to the strategic objectives.

Structural Optimization Measures

Furthermore, ESCADA's Board of Management has decided to execute structural optimization measures in order to improve the Group's efficiency.

This includes primarily the following:

- Management of retail network: The worldwide network of ESCADA stores will be subjected to an extensive revision. Benchmark will be to raise the potential of each individual store, from a present level of around 7,000 Euro/per square meter per year.

The current refurbishment program for some of the ESCADA stores is reviewed as far as scope, realization and concept is concerned. In addition, shorter depreciation terms will be introduced worldwide that are applicable to all stores' fittings and equipment.

- Organizational improvement of the subsidiaries: the commercial structure between the PRIMERA and the ESCADA brand will be differentiated to guarantee a clear strategic and operational management.
- Closing of contractual obligations with regard to real estate, personnel and other items.

The structural costs for these measures will come to around 35 million Euro and will affect the Income Statement of the Annual Financial Statement 2006/2007.

Further to this the Board of Management estimates that the German company tax reform will have a negative effect on the Group during the current fiscal year as it will necessitate the new valuation of capitalized deferred taxes leading to a write down of around 14 million Euro. The new valuation is based on a lower corporate tax rate in the future, which in turn necessitates lowering the valuation of capitalized deferred taxes. This new valuation will be taken account of in the fiscal result for 2006/2007.

Jean-Marc Loubier, CEO of ESCADA AG: "ESCADA, in the world of luxury and fashion, is one of the very rare companies with such an extraordinary potential. 2005/2006 performance as well as the first half of fiscal year 2006/2007 show that we need to act. ESCADA cannot count on a persisting status quo just rolling out an ongoing business. We have real challenges that we can only face with a clear strategy and a rational and determined execution. From brand, collections and products to a professional management of retail and core countries, we are developing, in a team work, the "ESCADA Excellence" program to address our past weaknesses. I am convinced that this program will become a catalyst for growth and profitability."

Outlook for full fiscal year 2006/2007

For the full fiscal year 2006/2007, the Board of Management reckons consolidated sales and consolidated EBITDA to grow moderately against the prior year in the region of a single percentage point.

One-time expenses for the structural optimization program and the additional write-offs from the new valuation of capitalized deferred taxes will mean that the ESCADA Group will close fiscal year 2006/2007 with a loss after taxes of approximately 25 million Euro.

For further information:

Financial Press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
E-mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA Group at a glance

(Figures according to IFRS/IAS)

Income statement

in million Euro	Half year 2006/2007	Half year 2005/2006	Q2 2006/2007	Q2 2005/2006
Group sales[1]	344.3	332.1	183.1	165.4
• ESCADA	230.3	229.4	118.8	108.5
• PRIMERA Group	126.0	111.6	69.3	58.5
Gross profit	215.6	214.7	107.7	100.8
Gross profit in %	62.6	64.6	58.8	60.9
Operating expenses[2]	186.8	191.2	95.6	95.2
Other operating income	8.8	13.4	3.9	10.8
Earnings before interest, taxes, depreciation and amortization (EBITDA)	37.6	36.9	16.0	16.4
• ESCADA	25.9	26.5	9.9	11.9
• PRIMERA Group	11.7	10.4	6.1	4.5
Restructuring costs /extraordinary (non recurrent) items	0.0	11.5	0.0	11.5
Net financial result	- 8.8	-9.3	- 4.5	- 4.6
Earnings before taxes (EBT)	18.9	6.5	6.3	- 4.6
Earnings after taxes and Third Party shares	9.3	- 3.0	2.4	- 9.2
Earnings per share in € (undiluted) Weighted number of issued no-par shares	0.55	-0.18	0.14	-0.56

[1] Consolidated, without Group-internal sales
[2] aggregate of personnel expenses and other operating expenses

Balance sheet

in million Euro	30. April 2007	31. Oct. 2006	30. April 2006
Balance sheet total	425.2	426.1	427.6
Inventories	87.0	102.4	119.3
Equity[3]	120.0	110.1	101.7
Net debt	174.6	188.7	207.2

[3] without minority interests

ESCADA GROUP

First six months of fiscal year 2006/2007

Key figures for the ESCADA Group (IAS/IFRS)

in million Euro	**6 months 2006/2007**	6 months 2005/2006
Sales	344.3	332.1
- ESCADA brand	230.3	229.4
- PRIMERA Group	126.0	111.6
- Consolidation	- 12.0	- 8.9
Gross profit as % of sales	62.6	64.6
- ESCADA brand	64.4	67.5
- PRIMERA Group	53.4	53.7
EBITDA	37.6	36.9
- ESCADA brand	25.9	26.5
- PRIMERA Group	11.7	10.4
Net profit before taxes	18.9	6.5
Consolidated net profit/loss	9.3	- 3.0
Capital expenditures	10.3	11.9
Net debt (as of 4/30)	174.6	207.2
Employees (as of 4/30)	3,955	3,970
Price per share (Euro) (as of 4/30)	36.35	26.00

Earnings per share

	6 months 2006/2007	6 months 2005/2006
Consolidated after-tax profit in million Euro	9.3	- 3.0
Weighted number of outstanding no-par shares	16,846,360	16,550,094
Undiluted earnings per share in Euro	**0.55**	- 0.18
Weighted potential no-par shares from conversion of convertible bond and from stock options	335,698	598,580
Total weighted and potential no-par shares	17,182,058	17,148,674
Fully diluted earnings per share in Euro	**0.54**	- 0.17

The ESCADA Group at a Glance

The ESCADA Group is an international maker of women's luxury fashions. It has a presence in more than 60 countries around the world. It has two business units, the ESCADA brand and the PRIMERA Group.

The ESCADA brand has three sub-segments: Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags, shoes and small leather goods), and Licenses (fragrances, eyewear, scarves, ties, children's fashions and jewelry). ESCADA stands for top-quality materials, exclusivity, fine crafting and comfort – as well as color and femininity.

The PRIMERA Group includes the apriori, cavita and Laurèl brands, and the BiBA retail chain. They operate in the mid-price to high-end segment of the fashion market.

Key statements on the first six months 2006/2007

- **Moderate operative business performance**
- **Currency-adjusted Group sales up by 6.4%**
- **Group EBITDA slightly up**
- **Profit after taxes comes to 9.3 million Euro**
- **Strategic program "ESCADA Excellence" sets the stage for accelerated growth and higher profitability**
- **Important structural optimization measures decided**
- **Impact of these measures combined with negative effects from German tax reform result in significant loss after taxes for full fiscal year**

Management's Report for the ESCADA Group

Revenue performance

The ESCADA Group recorded a moderate business performance during the first half of fiscal year 2006/2007, from November 2006 through to April 2007. Sales totaled 344.3 million Euro, which is a plus of 3.7 % against the same period of last year (332.1 million Euro). On the basis of constant exchange rates from the previous year, growth in sales came to 6.4 %.

The ESCADA brand generated sales during the half year of 230.3 million Euro, a plus of 0.4 % on the same period of the prior year (229.4 million Euro). Currency-adjusted growth came to 4.4 %. The PRIMERA business unit increased its sales by 12.9% to 126.0 million Euro (first half year 2005/2006: 111.6 million Euro). This is mainly due to the gratifying expansion of the BiBA retail chain and the encouraging performance at Laurèl.

Looking at the Group sales by region over the first six months a strong increase in Europe (+9.8%) has been achieved. Sales in North America, on the other hand, were below last year's level (-4.4%), but only due to the effect of foreign exchange rates (currency-adjusted: +4.7%). The Asian sales region saw revenues down by 12.1%, period-on-period, while currency-adjusted this decline was 6.0%.

In the second quarter the Group generated sales of 183.1 million Euro, after 165.4 million Euro over the same period of last year. As already announced, this 10.7% increase results from strategic shifts of revenues from the first to the second quarter, as a consequence of the adjustment of the delivery schedule to better fit market requirements.

The ESCADA business unit generated second quarter sales of 118.8 million Euro (Q2 2005/2006: 108.5 million Euro; +9.5 %). PRIMERA Group sales went up by 18.5 %, from 58.5 million Euro to 69.3 million Euro.

Sales performance by region and business unit

In million Euro

	6 months 2006/2007	6 months 2005/2006	Change in %	6 months 2006/2007 on comparable exchange-rate basis	Change in %
Europe	237.5	216.3	+9.8	237.5	+9.8
North America	62.5	65.4	-4.4	68.5	+4.7
Asia	44.3	50.4	-12.1	47.4	-6.0
Group total	**344.3**	**332.1**	**+3.7**	**353.4**	**+6.4**
Total for ESCADA	230.3	229.4	+0.4	239.4	+4.4
Total for PRIMERA Group	126.0	111.6	+12.9	126.0	+12.9
Consolidation	-12.0	-8.9	-34.8	-12.0	-34.8
Group total	**344.3**	**332.1**	**+3.7**	**353.4**	**+6.4**

Earnings performance

The Group's **gross profit margin** fell by 2.0 percentage points to 62.6%. This was mainly due to the effects of foreign-exchange rates and a lower full-price sell-through.

Operating costs (personnel expenses plus other operating expenses) for the first six months were down 2.3 percent from a year earlier, to 186.8 million Euro (vs. 191.2 million Euro). This was due to the positive effects from process optimizations as well as to a positive impact of exchange rate changes on expenses. Thus, while personnel expenses remained almost on par with the level of last year, the other operating expenses were reduced. At 54.3% the cost ratio (operating costs' share of sales) was significantly below the previous year's ratio of 57.6%

Other operating income for the first six months came to 8.8 million Euro after 13.4 million Euro for the same period of the year before. This decline is essentially due to lower income from license revenues as well as conversion and hedging effects. The other operating income for the second quarter was 3.9 million Euro (Q2 2005/2006: 10.8 million Euro).

The Group reports **earnings before interest, taxes, depreciation and amortization (EBITDA)** of 37.6 million Euro for the first six months, which is 1.9% higher than in the same period of last year (36.9 million Euro).
The ESCADA business unit generated an EBITDA of 25.9 million Euro (first half year of 2005/2006: 26.5 million Euro; -2.3%). The PRIMERA Group increased its operative result from 10.4 million Euro to 11.7 million Euro, a plus of +12.5 %.
The Group's EBITDA for the second quarter was 16.0 million Euro and thus marginally below the level of last year's quarter (16.4 million Euro).

At 9.9 million Euro, **depreciations and amortizations** were slightly above the level of last year (9.6 million Euro).

Earnings before interest and taxes (EBIT) and after one-time expenses came to 27.7 million Euro, following the 15.8 million Euro recorded for the first half year in 2005/2006. Second quarter EBIT after one-time expenses came to 10.8 million Euro (previous year's quarter: 0.0 million Euro).

The **net financial expenses** for the first six months came to -8.8 million Euro after -9.3 million Euro for the same period of last year.

For the first half year 2006/2007 the Group reports **earnings before taxes (EBT)** of 18.9 million Euro against the 6.5 million Euro recognized for the same period in 2005/2006. The figure of the prior year had included one-time expenses of 11.5 million Euro here.

Income taxes amounted to 9.7 million Euro, following 9.5 million Euro for the first half of 2005/2006.

The Group's **profit after taxes and minority interests** for the first six months stands at 9.3 million Euro after a loss of 3.0 million Euro during the same period of last year, which had been strongly affected by one-time expenses and write-offs of deferred tax assets in the fiscal result. The second quarter profit after taxes and minority interests came to 2.4 million Euro (Q2 2005/2006: -9.2 million Euro).

Asset position

As of the reporting date, April 30, 2007, there had been no material changes in the balance sheet structure against the end of the previous fiscal year (October 31, 2006).

Total assets came to 425.2 million Euro and was thus some 0.9 million Euro below the value reported as of October 31, 2006 (426.1 million Euro).

Non-current assets were down by 10.3 million Euro to 197.5 million Euro against October 31, 2006. This decline was essentially a consequence of reduction of capitalized deferred taxes (-6.9 million Euro to 62.2 million Euro).

Current assets increased by 9.4 million Euro to 227.7 million Euro. **Inventories** of 87.0 million Euro were not only below the figure recorded at the end of the previous fiscal year (102.4 million Euro), but also significantly lower than on the same date the year before (119.3 million Euro). This demonstrates that progress is being made with the Board of Management's objective of reducing working capital in the Group.

In return, **liquid assets** as of April 30, 2007 rose to 37.9 million Euro and where thus some 17.8 million Euro above the level as of October 31, 2006. The reason for this increase is a significantly higher cash-flow from operating activities that stems from an improved half-year result as well as the progress made in the working capital management.

On the equity and liabilities side of the balance sheet, **consolidated shareholders' equity** (not including minority shareholders) came to 120.0 million Euro at the end of the second quarter of 2006/2007, a gain of 9.9 million Euro against the end of the past fiscal year.

The **economic equity ratio** (excluding minority interests and including the outstanding 2003/2013 convertible bond with a fixed conversion rate) came to 28.8% following a ratio of 26.4 % as of October 31, 2006.

Non-current liabilities were almost unchanged at 216.3 million Euro (October 31, 2006: 218.8 million Euro). The predominant item is still the 2005/2012 bond issue for a par value of 200 million Euro.

Among the **current liabilities,** the **financial liabilities** rose to 9.3 million Euro (October 31, 2006: 5.5 million Euro). The ESCADA Group's **net debt** (interest-bearing debt less cash and equivalents not including outstanding non-interest-bearing convertible bonds) was reduced to 174.6 million Euro (October 31, 2006: 188.7 million Euro).

Trade accounts payable came to 26.2 million Euro (October 31, 2006: 36.9 million Euro).

Cash flow

For the first six months of 2006/2007 the ESCADA Group reports a positive **Cash-flow from operating activities** of 24.2 million Euro after reporting 9.0 million Euro for the same period the year before. This significant increase is due to two main factors: improved Group earnings, which in turn were essentially caused by the cessation of one-time expenses, as well as the reduction of working capital in line with company strategy, which was particularly evident in the decrease of inventories.

Investing activities used cash of 9.8 million Euro (versus 11.7 million Euro used in the same period last year).

The **cash flow from financing activities** reached 3.6 million Euro, and resulted from the increase in short-term financial loans. Last year's figure of 8.0 million Euro included the cash inflow from the issuance of new shares following the exercise of stock options.

Totaling up the cash flows, and allowing for the effects of differences in foreign exchange rates, total **cash and cash equivalents** at the end of the second quarter 2006/2007 were up by 17.8 million Euro from the beginning of the fiscal year.

Segment Reporting ESCADA

Sales and EBITDA				
in million Euro	**Sales**		**EBITDA**	
	6 months 2006/2007	6 months 2005/2006	**6 months 2006/2007**	6 months 2005/2006
ESCADA Collection	138.9	137.7	18.4	16.0
ESCADA Sport	54.2	53.0	6.5	5.9
ESCADA Accessories	13.6	12.2	- 2.3	- 2.3
ESCADA Licenses	1.2	2.0	3.1	4.2
Others	22.4	24.5	0.2	2.1
Non-attributable depreciation and amortization	-----	-----	0.0	0.6
Total for ESCADA	**230.3**	229.4	**25.9**	26.5
	Sales		**EBITDA**	
	Q2 2006/2007	Q2 2005/2006	**Q2 2006/2007**	Q2 2005/2006
ESCADA Collection	68.5	60.1	8.0	4.3
ESCADA Sport	29.5	29.3	1.7	3.9
ESCADA Accessories	7.1	5.4	- 1.3	- 1.6
ESCADA Licenses	0.5	1.2	1.7	3.4
Others	13.2	12.5	- 0.2	1.6
Non-attributable depreciation and amortization	-----	-----	0.0	0.3
Total for ESCADA	**118.8**	108.5	**9.9**	11.9

The ESCADA business unit generated sales of 230.3 million Euro for the first six months of the year, which is some 0.4% above the same period the year before (229.4 million Euro). All three segments (ESCADA Collection, ESCADA Sport as well as ESCADA Accessories) reported a slight plus in sales.

EBITDA for the ESCADA business unit came to 25.9 million Euro and was thus marginally lower than for the first half of fiscal year 2005/2006 (26.5 million Euro). While ESCADA Collection and ESCADA Sport managed to increase earnings, the License segment was below the figure recorded in the previous year.

Segment Reporting PRIMERA Group

Sales and EBITDA				
in million Euro	**Sales**		**EBITDA**	
	6 months 2006/2007	6 months 2005/2006	**6 months 2006/2007**	6 months 2005/2006
PRIMERA Group	**126.0**	111.6	**11.7**	10.4
	Sales		**EBITDA**	
	Q2 2006/2007	Q2 2005/2006	**Q2 2006/2007**	Q2 2005/2006
PRIMERA Group	**69.3**	58.5	**6.1**	4.5

The PRIMERA business unit increased sales in the second half year by 12.9 % to 126.0 million Euro. The strong growth is due to the ongoing expansion of the BiBA retail chain and the encouraging development at Laurèl.

The PRIMERA Group's EBITDA after six months, at 11.7 million Euro, was 12.5% up on the same period of last year.

Capital expenditures

The ESCADA Group invested 10.3 million Euro from November 2006 to April 2007, following 11.9 million Euro for the same period the year before. Capital expenditures for the second quarter came to 6.6 million Euro (last year's quarter: 8.3 million Euro).

Out of this total for the first six months, 8.2 million Euro was for the ESCADA business unit (prior year period: 9.0 million Euro). Focus of investments was on the renovations in the company-own retail. A total of 13 ESCADA Collection stores were renovated during the first six months, seven of which belong to the company-own retail.

PRIMERA Group invested a total of 2.1 million Euro during the first half of the fiscal year (last year's period: 2.9 million Euro).

Employees

Per reporting date, April 30, 2007 the total headcount for the ESCADA Group was 3,955 employees. This was 15 less than on the same date the year before (3,970). In Germany the Group employs 22 member of staff less against the comparable reporting date, while staff outside Germany increased by 7 employees.

Changes in the Board of Management and Supervisory Board of ESCADA AG

On May 30, 2007 the company announced that the CEO, Mr. Frank Rheinboldt, and the Supervisory Board agreed on a separation by mutual consent, effective May 31, 2007, given their differing views regarding the future strategy and business policy for the company.

The Supervisory Board appointed Mr. Jean-Marc Loubier, business consultant from Paris, as new CEO, effective June 1, 2007. Mr. Loubier has been a member of the Supervisory Board of ESCADA AG since November 2006 and was chairman of its Strategy Committee.
Mr. Loubier has resigned from his position on the Supervisory Board of the company, effective May 31, 2007.

Major events subsequent to the reporting period

On June 28, 2007 ESCADA AG announced that the new Supervisory Board and the Board of Management conducted a critical review of ESCADA's operations and implemented a strategic program, called "ESCADA Excellence", with five key objectives for the years ahead

With this program, ESCADA responds to identified weaknesses such as: slow increase in core sales, loss of market share, heavy recent investments in a non-efficient retail network, unclear brand and collections, failures in the accessories business, unclear ESCADA and PRIMERA organization structures.

The "ESCADA Excellence" program includes a host of measures that will allow to set the stage for accelerated growth and higher profitability. The program will concentrate on five strategic objectives over the coming years:

1. Build up a strong brand identity with a clear Ready to Wear offer;
2. Create the accessories business, with the objective of generating 20% of ESCADA brand sales;
3. Focus the strategy on the development of ESCADA's core markets (e.g. USA, Germany, China,...);
4. Rationalize and reposition ESCADA´s retail network;
5. Adjust ESCADA Group´s organization and structure to the strategic objectives.

As also announced on June 28, 2007, ESCADA's Board of Management has decided to execute structural optimization measures in order to improve the Group´s efficiency. This includes primarily the following:

- Management of retail network: The worldwide network of ESCADA stores will be subjected to an extensive revision. Benchmark will be to raise the potential of each individual store, from a present level of around 7,000 Euro/per square meter per year.
  The current refurbishment program for some of the ESCADA stores is reviewed as far as scope, realization and concept is concerned. In addition, shorter depreciation terms will be introduced worldwide that are applicable to all stores' fittings and equipment.
- Organizational improvement of the subsidiaries: the commercial structure between the PRIMERA and the ESCADA brand will be differentiated to guarantee a clear strategic and operational management.
- Closing of contractual liabilities with regard to real estate, personnel and other items.

The structural costs for these measures will come to around 35 million Euro and will affect the Income Statement of the Annual Financial Statement 2006/2007 as one-time expenses. Thereof 12 million Euro are cash effective.

The one-time expenses will be recognized in the Group's Income Statement as a separate position before the financial result. Thus, they will not affect the EBITDA performance.

Projections for fiscal year 2006/2007 as a whole

For the full fiscal year 2006/2007, the Board of Management reckons consolidated sales and consolidated EBITDA to grow moderately against the prior year in the region of a single percentage point.

Further to this the Board of Management estimates that the German company tax reform will have a negative effect on the Group during the current fiscal year as it will necessitate the new valuation of capitalized deferred taxes leading to a write down of around 14 million Euro. The new valuation is based on a lower corporate tax rate in the future, which in turn necessitates lowering the valuation of capitalized deferred taxes. This new valuation will be taken account of in the fiscal result for 2006/2007.

One-time expenses for the structural optimization program and the additional write-offs from the new valuation of capitalized deferred taxes will mean that the ESCADA Group will close fiscal year 2006/2007 with a loss after taxes of approximately 25 million Euro.

Aschheim/Munich, in June 2007
ESCADA AG
The Board of Management

Interim Financial Statements of the ESCADA Group as of April 30, 2007

Accounting and reporting principles

The consolidated interim financial statements of ESCADA AG as of April 30, 2007, like the consolidated interim financial statements as of April 30, 2006, and the consolidated annual financial statements as of October 31, 2006, were prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. The provisions of IAS 34 on interim reporting were particularly applied.

The reporting, valuation and consolidation methods applied are the same as were also used in the consolidated interim financial statements as of April 30, 2006 and the consolidated annual financial statement as of October 31, 2006. In compliance with IAS 1.91, we refer to the Notes to the consolidated annual financial statement as of October 31, 2006, where the principles applied are explained in all due detail.

The present interim financial statements were not reviewed by our independent auditors.

Scope of consolidation

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 42 fully consolidated companies. 100% of the shares of the Florence-based Italian subsidiary, EPA S.r.l. were newly integrated into the scope of consolidation. This integration has no material influence on the net worth, financial position or earnings of ESCADA Group.

ESCADA GROUP CONSOLIDATED BALANCE SHEET

AS OF APRIL 30, 2007

in million Euro

ASSETS	Group 04/30/2007	ESCADA 04/30/2007	PRIMERA 04/30/2007	Others 04/30/2007	Consolidation 04/30/2007	Group 10/31/2006	ESCADA 10/31/2006	PRIMERA 10/31/2006	Others 10/31/2006	Consolidation 10/31/2006
Noncurrent assets										
Intangible assets	46,6	35,5	16,0	0,0	-4,9	48,2	36,8	16,3	0,0	-4,9
Property, plant and equipment	78,4	51,5	26,9	0,0	0,0	79,7	52,7	27,0	0,0	0,0
Financial assets	10,3	40,1	0,2	0,0	-30,0	10,8	30,2	0,1	0,0	-19,5
Deferred tax credits	62,2	59,7	2,5	0,0	0,0	69,1	63,8	5,3	0,0	0,0
Total noncurrent assets	**197,5**	**186,8**	**45,6**	**0,0**	**-34,9**	207,8	183,5	48,7	0,0	-24,4
Current assets										
Inventories	87,0	68,2	18,8	0,0	0,0	102,4	83,7	18,7	0,0	0,0
Trade accounts receivable	62,2	41,2	21,0	0,0	0,0	58,7	38,5	20,2	0,0	0,0
Other current assets	37,7	32,7	5,3	2,2	-2,5	33,7	30,2	4,1	2,1	-2,7
Tax credits	2,9	2,9	0,0	0,0	0,0	3,4	3,4	0,0	0,0	0,0
Cash and cash equivalents	37,9	31,7	6,2	0,0	0,0	20,1	17,1	3,0	0,0	0,0
Total current assets	**227,7**	**176,7**	**51,3**	**2,2**	**-2,5**	218,3	172,9	46,0	2,1	-2,7
Total assets	**425,2**					426,1				

LIABILITIES AND SHAREHOLDERS' EQUITY	Group 04/30/2007	ESCADA 04/30/2007	PRIMERA 04/30/2007	Others 04/30/2007	Consolidation 04/30/2007	Group 10/31/2006	ESCADA 10/31/2006	PRIMERA 10/31/2006	Others 10/31/2006	Consolidation 10/31/2006
Shareholders' equity										
Shareholders' equity	120,0					110,1				
Minority interests	-0,6					-0,5				
Total shareholders' equity	**119,4**					109,6				
Noncurrent liabilities										
Bonds	196,1	196,1	0,0	0,0	0,0	195,5	195,5	0,0	0,0	0,0
Long-term financial liabilities	2,6	2,6	0,0	0,0	0,0	2,7	2,7	0,0	0,0	0,0
Other long-term liabilities	6,6	4,4	32,2	0,0	-30,0	7,0	0,9	25,6	0,0	-19,5
Long-term provisions and accrued liabilities	6,1	6,0	0,1	0,0	0,0	6,3	5,9	0,4	0,0	0,0
Deferred tax liabilities	4,9	4,7	0,2	0,0	0,0	7,3	5,3	2,0	0,0	0,0
Total noncurrent liabilities	**216,3**	**213,8**	**32,5**	**0,0**	**-30,0**	218,8	210,3	28,0	0,0	-19,5
Current liabilities										
Short-term financial liabilities	9,3	7,1	2,2	0,0	0,0	5,5	5,1	0,4	0,0	0,0
Other short-term liabilities	20,9	14,2	9,2	0,0	-2,5	21,3	18,7	5,3	0,0	-2,7
Short-term provisions and accrued liabilities	25,7	18,1	7,6	0,0	0,0	31,1	21,8	9,3	0,0	0,0
Trade accounts payable	26,2	20,8	5,4	0,0	0,0	36,9	27,9	9,0	0,0	0,0
Tax liabilities	7,4	7,4	0,0	0,0	0,0	2,9	2,8	0,1	0,0	0,0
Total current liabilities	**89,5**	**67,6**	**24,4**	**0,0**	**-2,5**	97,7	76,3	24,1	0,0	-2,7
Total liabilities and shareholders' equity	**425,2**					426,1				

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2006 - APRIL 30, 2007

in million Euro

	Group	ESCADA	PRIMERA	Others	Consolidation	Group	ESCADA	PRIMERA	Others	Consolidation
	6 Months 2006/2007	**6 Months 2006/2007**	**6 Months 2006/2007**	**6 Months 2006/2007**	**6 Months 2006/2007**	6 Months 2005/2006	6 Months 2005/2006	6 Months 2005/2006	6 Months 2005/2006	6 Months 2005/2006
Sales	**344,3**	**230,3**	**126,0**	**0,0**	**-12,0**	332,1	229,4	111,6	0,0	-8,9
Changes in finished goods and work in progress	-16,9	-16,2	-0,7	0,0	0,0	-0,3	2,1	-2,4	0,0	0,0
Cost of materials	111,8	65,8	58,0	0,0	-12,0	117,1	76,7	49,3	0,0	-8,9
Gross profit	**215,6**	**148,3**	**67,3**	**0,0**	**0,0**	214,7	154,8	59,9	0,0	0,0
Personnel expenses	74,0	47,3	26,7	0,0	0,0	74,2	48,9	25,3	0,0	0,0
Other operating expenses	112,8	82,7	30,2	0,0	-0,1	117,0	90,8	26,3	0,0	-0,1
Other operating income	8,8	7,6	1,3	0,0	-0,1	13,4	11,4	2,1	0,0	-0,1
EBITDA	**37,6**	**25,9**	**11,7**	**0,0**	**0,0**	36,9	26,5	10,4	0,0	0,0
Depreciation and amortization	9,9	7,7	2,2	0,0	0,0	9,6	7,5	2,1	0,0	0,0
EBIT (before one-time expenses)	**27,7**	**18,2**	**9,5**	**0,0**	**0,0**	27,3	19,0	8,3	0,0	0,0
One-time expenses	0,0	0,0	0,0	0,0	0,0	11,5	11,5	0,0	0,0	0,0
EBIT (after one-time expenses)	**27,7**	**18,2**	**9,5**	**0,0**	**0,0**	15,8	7,5	8,3	0,0	0,0
Net financial expenses	-8,8	-7,6	-1,2	0,0	0,0	-9,3	-8,3	-1,0	0,0	0,0
Profit/loss before taxes	**18,9**	**10,6**	**8,3**	**0,0**	**0,0**	6,5	-0,8	7,3	0,0	0,0
Taxes on income	9,7	6,4	3,3	0,0	0,0	9,5	6,4	3,1	0,0	0,0
Profit/loss after taxes	**9,2**	**4,2**	**5,0**	**0,0**	**0,0**	-3,0	-7,2	4,2	0,0	0,0
Minority interests	-0,1	-0,1	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Consolidated profit/loss	**9,3**	**4,3**	**5,0**	**0,0**	**0,0**	-3,0	-7,2	4,2	0,0	0,0

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

FEBRUARY 1, 2006 - APRIL 30, 2007

in million Euro

	Group	ESCADA	PRIMERA	Others	Consolidation	Group	ESCADA	PRIMERA	Others	Consolidation
	Q2	**Q2**	**Q2**	**Q2**	**Q2**	Q2	Q2	Q2	Q2	Q2
	2006/2007	**2006/2007**	**2006/2007**	**2006/2007**	**2006/2007**	2005/2006	2005/2006	2005/2006	2005/2006	2005/2006
Sales	**183,1**	**118,8**	**69,3**	**0,0**	**-5,0**	165,4	108,5	58,5	0,0	-1,6
Changes in finished goods and work in progress	-23,3	-12,9	-10,4	0,0	0,0	-12,3	-2,2	-10,1	0,0	0,0
Cost of materials	52,1	32,1	25,0	0,0	-5,0	52,3	34,5	19,4	0,0	-1,6
Gross profit	**107,7**	**73,8**	**33,9**	**0,0**	**0,0**	100,8	71,8	29,0	0,0	0,0
Personnel expenses	36,9	23,9	13,0	0,0	0,0	36,7	24,1	12,6	0,0	0,0
Other operating expenses	58,7	43,2	15,5	0,0	0,0	58,5	45,4	13,2	0,0	-0,1
Other operating income	3,9	3,2	0,7	0,0	0,0	10,8	9,6	1,3	0,0	-0,1
EBITDA	**16,0**	**9,9**	**6,1**	**0,0**	**0,0**	16,4	11,9	4,5	0,0	0,0
Depreciation and amortization	5,2	4,1	1,1	0,0	0,0	4,9	3,9	1,0	0,0	0,0
EBIT (before one-time expenses)	**10,8**	**5,8**	**5,0**	**0,0**	**0,0**	11,5	8,0	3,5	0,0	0,0
One-time expenses	0,0	0,0	0,0	0,0	0,0	11,5	11,5	0,0	0,0	0,0
EBIT (after one-time expenses)	**10,8**	**5,8**	**5,0**	**0,0**	**0,0**	0,0	-3,5	3,5	0,0	0,0
Net financial expenses	-4,5	-3,8	-0,7	0,0	0,0	-4,6	-4,0	-0,6	0,0	0,0
Profit/loss before taxes	**6,3**	**2,0**	**4,3**	**0,0**	**0,0**	-4,6	-7,5	2,9	0,0	0,0
Taxes on income	4,0	2,3	1,7	0,0	0,0	4,6	3,4	1,2	0,0	0,0
Profit/loss after taxes	**2,3**	**-0,3**	**2,6**	**0,0**	**0,0**	-9,2	-10,9	1,7	0,0	0,0
Minority interests	-0,1	-0,1	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Consolidated profit/loss	**2,4**	**-0,2**	**2,6**	**0,0**	**0,0**	-9,2	-10,9	1,7	0,0	0,0

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

in million Euro

	Issued capital	Additional paid-in capital	Legal reserves	Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Minority interests	Total
Balance on October 31, 2005	**84,3**	**14,1**	**0,8**	**9,4**	**6,5**	**-14,1**	**-1,5**	**-0,5**	**99,0**
Profit 11/1/2005 - 4/30/2006					-3,0			0,0	-3,0
Capital increase	1,7	1,9							3,6
Foreign currency translation differences						-0,5			-0,5
Other capital							2,1		2,1
Balance on April 30, 2006	**86,0**	**16,0**	**0,8**	**9,4**	**3,5**	**-14,6**	**0,6**	**-0,5**	**101,2**
Balance on October 31, 2006	**86,2**	**16,3**	**0,7**	**18,3**	**4,7**	**-17,1**	**1,0**	**-0,5**	**109,6**
Profit 11/1/2006 - 4/30/2007					9,3			-0,1	9,2
Foreign currency translation differences						-1,6			-1,6
Other capital							2,2		2,2
Balance on April 30, 2007	**86,2**	**16,3**	**0,7**	**18,3**	**14,0**	**-18,7**	**3,2**	**-0,6**	**119,4**

ESCADA GROUP CASH FLOW STATEMENT

in million Euro

	6 Months 2006/2007	6 Months 2005/2006
Consolidated net profit/loss before minority interests	9,2	-3,0
Depreciation and amortization of noncurrent assets	9,9	10,1
Increase of long-term provisions	-0,2	-1,3
Other noncash expenses	5,3	3,2
Total cash flow	**24,2**	9,0
Decrease in short-term provisions	-5,4	-4,9
Loss on disposal of noncurrent assets	0,4	0,2
Decrease in inventories, trade accounts receivable and other assets	12,1	7,9
Decrease in trade accounts payable and other liabilities	-7,0	-3,5
Cash provided by operating activities	**24,3**	8,7
Capital expenditures for noncurrent assets	-10,3	-11,9
Other payments received for financial investments	0,5	0,2
Cash used in investing activities	**-9,8**	-11,7
Proceeds from borrowings	3,6	4,4
Exercise of stock options	0,0	3,6
Cash provided by financing activities	**3,6**	8,0
Changes in cash and equivalents affecting payments	18,1	5,0
Effect of exchange rate changes on cash and equivalents	-0,3	-0,1
Cash and cash equivalents at beginning of period	20,1	12,2
Cash and cash equivalents at end of period	**37,9**	17,1

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million Euro

	ESCADA Collection		ESCADA Sport		Accessories		Licenses		Others		Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2006/2007	6 Months 2006/2007	6 Months 2005/2006
Sales	138,9	137,7	54,2	53,0	13,6	12,2	1,2	2,0	22,4	24,5			230,3	229,4	126,0	111,6	0,0	0,0	-12,0	-8,9	344,3	332,1
EBITDA	18,4	16,0	6,5	5,9	-2,3	-2,3	3,1	4,2	0,2	2,1	0,0	0,6	25,9	26,5	11,7	10,4	0,0	0,0	0,0	0,0	37,6	36,9
Depreciation and amortization	4,2	4,0	1,9	1,6	0,7	0,8	0,1	0,1	0,8	0,4	0,0	0,6	7,7	7,5	2,2	2,1	0,0	0,0	0,0	0,0	9,9	9,6
EBIT (before one-time expenses)	14,2	12,0	4,6	4,3	-3,0	-3,1	3,0	4,1	-0,6	1,7			18,2	19,0	9,5	8,3	0,0	0,0	0,0	0,0	27,7	27,3
One-time expenses												11,5		11,5								11,5
EBIT (after one-time expenses)												-11,5		7,5								15,8
Capital expenditures	5,8	5,9	1,1	2,0	0,5	0,5			0,8	0,6			8,2	9,0	2,1	2,9	0,0	0,0	0,0	0,0	10,3	11,9
Noncash expenditures	0,4	0,3	0,1	0,1	0,1	0,1			0,1	0,1			0,7	0,6	0,0	0,0	0,0	0,0	0,0	0,0	0,7	0,6
	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006
Assets	134,6	141,6	55,7	57,4	15,1	17,0	1,2	1,3	25,5	28,0	131,5	111,1	363,5	356,4	96,9	94,7	2,2	2,1	-37,4	-27,1	425,2	426,1
Liabilities	45,7	50,3	15,2	16,7	4,2	4,6	0,8	0,8	5,0	5,6	210,5	208,6	281,4	286,6	56,9	52,1	0,0	0,0	-32,5	-22,2	305,8	316,5

KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million Euro

	Germany		Rest of Europe		North America		Asia		Others		Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006	6 Months 2006/2007	6 Months 2005/2006
Sales	23,6	24,0	74,5	71,6	61,6	64,8	43,0	47,5	27,6	21,5			230,3	229,4	126,0	111,6	0,0	0,0	-12,0	-8,9	344,3	332,1
Capital expenditures	2,5	3,3	2,3	4,6	1,5	1,0	1,9	0,1					8,2	9,0	2,1	2,9	0,0	0,0	0,0	0,0	10,3	11,9
	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006			04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006	04/30/2007	10/31/2006
Assets	91,2	95,2	80,8	79,1	32,6	39,9	27,4	31,1			131,5	111,1	363,5	356,4	96,9	94,7	2,2	2,1	-37,4	-27,1	425,2	426,1

Shareholdings and stock options held by members of corporate bodies

Shareholdings of members of corporate bodies (common stock) as of April 30, 2007:

Board of Management:

Frank Rheinboldt	22,000
Beate Rapp	none
Markus Schürholz	1,000
Jean-Marc Loubier	none

Supervisory Board:

Rustam Aksenenko	4,294,653
(4,266,585 held through FCMH Fund L.P.)	
Dr. Clemens Haindl	38,700

As of April 30, 2007, members of the Board of Management and Supervisory Board held no units of the ESCADA convertible bond issue (DE0005568174) or the ESCADA bond (XS0215685115).

As of April 30, 2007, members of the Board of Management held no stock options (prior year: 15,000) and 65,000 stock appreciation rights (prior year: 0). Additionally, members of the management of Group companies held no stock options (prior year: 10,000) as well as 47,500 Stock Appreciation Rights (prior year: 0). Other members of management held 52,500 stock options (prior year: 106,500) as well as 5,000 stock appreciation rights (prior year: 0).

Financial calendar

Interim report, 1 Half Year 2006/2007	June 28, 2007
Press conference, Munich	June 28, 2007
Analysts and Investor conference, Munich (Live broadcast on the Internet)	June 28, 2007
Road show London	July 6, 2007
Road show, Madrid	July 11, 2007
Interim report, 9 Months 2006/2007 (Press and analyst conference call)	September 27, 2007
Preliminary key figures for fiscal year 2006/2007 (Press and analyst conference call)	December 20, 2007

For more information:

Investor relations
Viona Brandt
ESCADA AG
Phone: +49 – 89 – 99 44 13 36
Fax: +49 – 89 – 99 44 16 50
E-mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Financial and business press relations
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 54 04 – 91 92 0
Fax: +49 – 54 04 – 91 92 29
E-mail: info@elsner-kommunikation.de

Private investor contact:
E-mail: escada@aktionaersinfo.de

This quarterly report is also available in German.

END